UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ARTISTDIRECT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04315D400

(CUSIP Number)

Robert Rein, Esq.

10866 Wilshire Boulevard, Suite 400

Los Angeles, CA 90024

(310) 556-0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

January 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04315D400

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trilogy Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,376,627

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,376,627

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,376,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 04315D400

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Racada Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,376,627

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,376,627

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,376,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 04315D400

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Rein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,376,627

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,376,627

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,376,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

This Amendment No. 2 to Schedule 13D (the “Amendment ”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 3, 2008, as amended on December December 24, 2008 (the “Statement”) by Trilogy Capital Partners, Inc., a California corporation (“Trilogy”), Racada Corp., a California corporation (“Racada”) and Robert S. Rein, an individual, with respect to the shares of common stock, par value $0.01 per share (“Common Stock”) of ARTISTdirect, Inc., a Delaware corporation (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

Item 4.	Purpose of Transaction
Item 4 is amended with the addition of the following:

On January 15, 2009, pursuant to a Stock Purchase Agreement dated as of January 14, 2009, Trilogy sold to Dimitri Villard, Chief Executive Officer of the Issuer, the following securities of the Issuer for a purchase price of $500.00: 734 shares of Common Stock, 216,666 warrants to purchase Common Stock at $2.00 per share at any time prior to July 28, 2010, 345,967 warrants to purchase Common Stock at $1.43 per share at any time prior to July 28, 2010, and $6,190,000 par value subordinated convertible debt, four percent interest rate, convertible into Common Stock at $1.55 per share at any time prior to July 28, 2009. Mr. Villard purchased the aforementioned securities through his trust, the Dimitri Villard Revocable Living Trust Dated 6/4/92.

The Issuer entered into a Second Amendment to Convertible Subordinated Note dated as of December 31, 2008 (the “Second Amendment”) with Trilogy, DKR Soundshore Oasis Holding Fund Ltd., Broadband Capital Management, LLC, Karl Brenza, Cliff Chapman, Jeffrey Meshel, Michael Rapp and Philip Wagenheim, the holders of a majority of the aggregate principal amount outstanding of the Subordinated Notes, to provide for the conversion of the Subordinated Notes and the cancellation of the warrants to purchase shares of Common Stock at $1.43 per share (the “Subdebt Warrants”).  As a result of the Second Amendment, effective January 30, 2009, the Subdebt Warrants were cancelled and the convertible promissory note held by Trilogy was converted into 8,178,893 restricted shares of Common Stock, which are subject to a lock-up period of twelve months.

The warrants to purchase 216,667 shares of Common Stock at $2.00 per share were cancelled in connection with the extinguishment of the Issuer’s obligations to the holders of the Issuer’s senior secured debt (the “Senior Debt Restructuring”).

As of the date of this filing, none of the Reporting Persons have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

Item 5.	Interest in Securities of the Issuer
Item 5(a) is amended and restated in its entirety as follows:
(a) As of the date of this filing, Trilogy holds 8,376,627 shares of common stock of Issuer.

Racada does not directly own any securities of the Issuer.  However, as it owns all of the outstanding shares of Trilogy, Racada is deemed to have beneficial ownership of all securities owned by Trilogy.  Mr. Rein does not directly own any securities of the Issuer, however, as a result of his indirect ownership of all outstanding shares of Trilogy through his wholly-owned corporation, Racada, Mr. Rein is deemed to have beneficial ownership of all securities owns by Trilogy.

The aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 11 and 13 of the cover pages.  The percentages were based on the assumption that the Issuer had 56,077,158 shares outstanding (based on the 10,344,666 shares reported by the Issuer as outstanding as of October 31, 2008, on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, plus the 45,732,492 shares of common stock issued on January 30, 2009 in connection with Senior Debt Restructuring).

Item 7.	Material to be Filed as Exhibits

4.1        Second Amendment to Convertible Subordinated Note, dated as of December 30, 2008, by and among ARTISTdirect, Inc., Trilogy Capital Partners, Inc., DKR Soundshore Oasis Holding Fund Ltd., Broadband Capital Management, LLC, Karl Brenza, Cliff Chapman, Jeffrey Meshel, Michael Rapp and Philip Wagenheim (incorporated by reference to the Current Report on Form 8-K filed by ARTISTdirect, Inc. with the Securities and Exchange Commission on February 4, 2009).

4.2        Stock Purchase Agreement, dated as of January 14, 2009, by and between the Dimitri Villard Revocable Living Trust dated 6/4/92 and Trilogy Capital Partners, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009		Dated: February 13, 2009

TRILOGY CAPITAL PARTNERS, INC.		RACADA, CORP.

By:	/s/ Norman Kunin	By:	/s/ Robert Rein
	Norman Kunin, Senior Vice-President		Robert Rein, President

Dated: February 13, 2009

/s/ Robert Rein
ROBERT REIN